As filed with the Securities and Exchange Commission on June 11, 2001

                                                     Registration No. 333-61484
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                       VITESSE SEMICONDUCTOR CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)



               Delaware                                 77-0138960
   (State or other jurisdiction of                   (I.R.S. Employer
    incorporation or organization)                 Identification Number)

                                741 Calle Plano
                              Camarillo, CA 93012
                                 (805) 388-3700
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            -----------------------

                               Louis R. Tomasetta
                                   President
                             Vitesse Semiconductor
                                  Corporation
                                741 Calle Plano
                              Camarillo, CA 93012
                                 (805) 388-3700

                            -----------------------

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            -----------------------

                                   Copies to:
                               Francis S. Currie
                             Davis Polk & Wardwell
                              1600 El Camino Real
                              Menlo Park, CA 94025
                                 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            -----------------------


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


===============================================================================

                   SUBJECT TO COMPLETION, DATED JUNE 11, 2001


                                3,027,691 Shares

                       VITESSE SEMICONDUCTOR CORPORATION

                                  Common Stock

                            -----------------------

     All of the shares of common stock offered by this prospectus are being sold by selling stockholders. Vitesse Semiconductor Corporation will not receive any of the proceeds from the sale of these shares.


     Our shares are listed for trading on The Nasdaq Stock Market's National Market under the symbol "VTSS". On June 7, 2001, the last reported sales price of our common stock on the Nasdaq National Market was $26.70.

     Investing in our common stock involves risks. See "Risk Factors" starting on page 3.


     We originally issued all of the shares offered by this prospectus pursuant to a Share Purchase Agreement among Vitesse Semiconductor Corporation, Exbit Technology A/S (Exbit) and all of the security holders of Exbit dated April 1, 2001, and we are registering the shares pursuant to that agreement.

     The selling stockholders may sell all or a portion of the shares from time to time on the Nasdaq Stock Market's National Market and at prices which will be determined by the prevailing market price for the shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is June 11, 2001.

                            -----------------------

                               TABLE OF CONTENTS

                            -----------------------

                                                                           Page
                                                                           ----

Vitesse Semiconductor Corporation...........................................1
Special Note Regarding Forward-Looking Statements...........................1
Where You Can Find Additional Information...................................1
Risk Factors................................................................3
Use of Proceeds.............................................................7
Selling Stockholders........................................................7
Plan of Distribution........................................................9
Legal Matters...............................................................9
Experts.....................................................................9


     You should rely only on information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                       VITESSE SEMICONDUCTOR CORPORATION

     Vitesse is a leader in the design, development, manufacturing and marketing of high-performance digital integrated circuits. Integrated circuits are components necessary to all electronic systems. Our principal executive offices are located at 741 Calle Plano, Camarillo, CA 93012 and our telephone number is (805) 388-3700. References to Vitesse, the Company, "we", "us" and "our" in this prospectus refer to Vitesse Semiconductor Corporation and its subsidiaries unless the context requires otherwise.


               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents we incorporate by reference may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements in this prospectus that are not historical facts are hereby identified as "forward-looking statements" for the purpose of the safe harbor provided by Section 21E of the Exchange Act and
Section 27A of the Securities Act. Words such as "estimate," "project," "plan," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this prospectus and the other documents incorporated by reference, including, but not limited to, our Annual Report on Form 10-K for the year ended September 30, 2000 and our Quarterly Reports on Form 10-Q for the periods ended December 31, 2000 and March 31, 2001. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We do not undertake any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.


                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"), in accordance with the Securities Exchange Act of 1934 (the "Exchange Act"). You may read and copy our reports, proxy statements and other information filed by us at the public reference facilities of the SEC in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our reports, proxy statements and other information filed with the SEC are available to the public over the Internet at the SEC's World Wide Web site at www.sec.gov.

     We have filed a registration statement on Form S-3 under the Securities Act of 1933 (the "Securities Act") with respect to our common stock. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Some information is omitted and you should refer to the registration statement and its exhibits.

     The SEC allows us to "incorporate by reference" the information we have previously filed with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until our offering is complete:

     (a) Our Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

     (b) Our Quarterly Reports on Form 10-Q for the periods ended December 31, 2000 and March 31, 2001.

     (c) The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 8, 1991, including any amendment or report filed for the purpose of updating any such description.

     You may request a copy of these filings, at no cost, by writing, calling or e-mailing us at the following address:

          Vitesse Semiconductor Corporation
          741 Calle Plano
          Camarillo, CA 93012
          Attention: Investor Relations
          (805) 388-3700
          invest@vitesse.com

                                  RISK FACTORS

     We Have Recently Experienced a Decline in Revenues, and We Expect That Our Operating Results Will Fluctuate in The Future Due to Reduced Demand in Our Markets


     Our revenues and earnings per share (excluding acquisition related charges) in the three months ended March 31, 2001 were approximately 26.3% and 23.1%, respectively, lower than our revenues and earnings per share in the prior quarter. Due to general economic conditions and slowdowns in purchases of optical networking equipment, it has become increasingly difficult for us to predict the purchasing activities of our customers and we expect that our operating results will fluctuate substantially in the future. In particular, we expect that our revenues and earnings per share for the quarter ending June 30, 2001 will be lower than our revenues and earnings in the quarter ended March 31, 2001. Future fluctuations in operating results may also be caused by a number of factors, many of which are outside our control. Additional factors that could affect our future operating results include the following:


     o    The loss of major customers
     o Variations, delays or cancellations of orders and shipments of our products
     o    Reduction in the selling prices of our products
     o    Significant changes in the type and mix of products being sold
     o    Delays in introducing new products
     o    Design changes made by our customers
     o    Our failure to manufacture and ship products on time
     o Changes in manufacturing capacity, the utilization of this capacity and manufacturing yields
     o    Variations in product and process development costs
     o    Changes in inventory levels; and
     o    Expenses or operational disruptions resulting from acquisitions

     In the quarter ending June 30, 2001, we are implementing cost reductions, including a reduction in work force of approximately 12%, to bring our expenses into line with our reduced revenue expectations. However, we cannot be sure that these measures will be sufficient to offset lower revenues, and if they are not, our earnings will be adversely affected. In the past, we have recorded significant new product and process development costs because our policy is to expense these costs at the time that they are incurred. We may incur these types of expenses in the future. In future periods, we expect a substantial increase in amortization of intangible assets resulting from recent acquisitions. These additional expenses will have a material and adverse effect on our earnings in future periods. The occurrence of any of the above mentioned factors could have a material adverse effect on our business and on our financial results.

     The market price for our common stock has been volatile and future volatility could cause the value of your investment in our company to decline.

     Our stock price has experienced significant volatility recently. In particular, our stock price declined significantly in the context of announcements made by us and other semiconductor suppliers of reduced revenue expectations and of a general slowdown in the technology sector, particularly the optical networking equipment sector. Given these general economic conditions and the reduced demands for our products that we have experienced recently, we expect that our stock price will continue to be volatile. In addition, the value of your investment could decline due to the impact of any of the following factors, among others, upon the market price of our common stock:

     o Additional changes in financial analysts estimates of our revenues and earnings;
     o    Our failure to meet financial analysts performance expectations; and
     o Changes in market valuations of other companies in the semiconductor or fiber optic equipment industries.

     In addition, many of the risks described elsewhere in this section could materially and adversely affect our stock price, as discussed in those risk factors. The stock markets have recently experienced substantial price and volume volatility. Fluctuations such as these have affected and are likely to continue to affect the market price of our common stock.

     In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of such companies' securities. If instituted against us, regardless of the outcome, such litigation could result in substantial costs and diversion of our management's attention and resources and have a material adverse effect on our business, financial condition and results of operations. We could be required to pay substantial damages, including punitive damages, if we were to lose such a lawsuit.

     We are Dependent on a Small Number of Customers in a Few Industries

     We intend to continue focusing our sales effort on a small number of customers in the communications and test equipment markets that require high-performance integrated circuits. Some of these customers are also our competitors. For the six months ended March 31, 2001, no single customer accounted for greater than 10% of total revenues. If any of our major customers delays orders of our products or stops buying our products, our business and financial condition would be severely affected.

     We Depend on the Successful Operation of our Production Facilities

     During 1998, we started producing high-performance integrated circuits at our new six-inch wafer fabrication factory in Colorado Springs, Colorado. We are faced with several risks in the successful operation of this facility as well as in our overall production operations. We had only produced finished four-inch wafers until 1998 and therefore we have limited experience with the equipment and processes involved in producing finished six-inch wafers. Further, some of our products have been qualified for manufacture at only one of the two facilities. Consequently, our failure to successfully operate either facility could severely damage our financial results.

     The successful operation of our Camarillo, California production facility is also jeopardized by the recent and continuing energy shortage facing the state of California. We currently have available an uninterrupted power supply that would allow us to successfully power down our production facility in the event of a power black out. However, this power supply is insufficient to allow us to complete production of wafers in process in the event of a prolonged black out, and as such, if we are affected by such a black out it could substantially disrupt production. Any such disruptions could materially and adversely affect our operating results.

     There Are Risks Associated with Recent and Future Acquisitions


     In fiscal 2000, we made two significant acquisitions. In March 2000, we completed the acquisition of Orologic, in exchange for approximately 4.6 million shares of our common stock. In May 2000, we completed the acquisition SiTera for approximately 14.7 million shares of our common stock. Also since the beginning of fiscal 2000, we completed four smaller acquisitions for an aggregate consideration of approximately $60.5 million consisting of approximately 0.7 million shares of common stock issued and stock options assumed and approximately $46.9 million in cash. In June 2001 we completed our acquisition of Exbit Technology A/S for up to approximately 6.9 million shares of our common stock and announced our agreement to acquire Versatile Optical Networks, Inc. for up to approximately 10 million shares of our common stock. These acquisitions may result in the diversion of management's attention from the day-to-day operations of our business. Risks of making these acquisitions include difficulties in the integration of acquired operations, products and personnel. If we fail in our efforts to integrate recent and future acquisitions, our business and operating results could be materially and adversely affected.


     In addition, acquisitions we make could result in dilutive issuances of equity securities, substantial debt, and amortization expenses related to goodwill and other intangible assets. In particular, in connection with our acquisition of Orologic, we were required to record in-process research and development charges of $45.6 million in the three months ended March 31, 2000. In addition, we expect to record additional acquisition related expenses in the quarter ending June 30, 2001 in connection with our acquisition of Exbit. Further, under current accounting rules, we expect to amortize an aggregate of approximately $517.0 million of goodwill and other identifiable intangible assets over the next 2 to 7 years. However, when current Financial Accounting Standards Board proposals become effective, certain intangible assets, including goodwill, will be maintained on the balance sheet rather than being amortized, although they may eventually be written down to the extent they are deemed to be impaired. Our management frequently evaluates strategic opportunities. In the future we may pursue additional acquisitions of complementary products, technologies or businesses.


     Our Industry Is Highly Competitive

     The high-performance semiconductor market is extremely competitive and is characterized by rapid technological change, price erosion and increased international competition. We compete directly or indirectly with the following categories of companies:

     o High-performance integrated circuit suppliers such as Agere Systems, Applied Micro Circuits Corporation, Broadcom, Conexant, Hewlett Packard, IBM, Intel, Motorola, and PMC Sierra

     o Internal integrated circuit development units of systems companies such as Cisco Systems, Fujitsu and Nortel Networks

     Our current and prospective competitors include many large companies that have substantially greater marketing, financial, technical and manufacturing resources than we do.

     Competition in the markets that we serve is primarily based on price/performance, product quality and the ability to deliver products in a timely fashion. Product qualification is typically a lengthy process and some prospective customers may be unwilling to invest the time or expense necessary to qualify suppliers such as Vitesse. Prospective customers may also have concerns about the relative advantages of our products compared to more familiar silicon- based semiconductors. Further, customers may also be concerned about relying on a relatively small company for a critical sole-sourced component. To the extent we fail to overcome these challenges, there could be material and adverse effects on our business and financial results.

     There is Risk Associated with Doing Business in Foreign Countries

     In fiscal 2000 and the first six months of fiscal 2001, international sales accounted for 24% and 27%, respectively, of our total revenues, and we expect international sales to constitute a substantial portion of our total revenues for the foreseeable future. International sales involve a variety of risks and uncertainties, including risks related to:

     o    Reliance on strategic alliance partners
     o    Compliance with foreign regulatory requirements
     o    Variability of foreign economic conditions
     o    Changing restrictions imposed by U.S. export laws, and
     o Competition from U.S. based companies that have firmly established significant international operations

     Failure to successfully address these risks and uncertainties could adversely affect our international sales, which could in turn have a material and adverse effect on our results of operations and financial condition.

     We Must Keep Pace with Product and Process Development and Technological Change

     The market for our products is characterized by rapid changes in both product and process technologies. We believe that our success to a large extent depends on our ability to continue to improve our product and process technologies and to develop new products and technologies in order to maintain our competitive position. Further, we must adapt our products and processes to technological changes and adopt emerging industry standards. Our failure to accomplish any of the above could have a negative impact on our business and financial results.

     We Are Dependent on Key Suppliers

     We manufacture our products using a variety of components procured from third-party suppliers. All of our high-performance integrated circuits are packaged by third parties. Other components and materials used in our manufacturing process are available from only a limited number of sources. Further, we are increasingly relying on third-party semiconductor foundries for our supply of silicon based products. Any difficulty in obtaining sole- or limited-sourced parts or services from third parties could affect our ability to meet scheduled product deliveries to customers. This in turn could have a material adverse effect on our customer relationships, business and financial results.

     Our Manufacturing Yields Are Subject to Fluctuation

     Semiconductor fabrication is a highly complex and precise process. Defects in masks, impurities in the materials used, contamination of the manufacturing environment and equipment failures can cause a large percentage of wafers or die to be rejected. Manufacturing yields vary among products, depending on a particular high-performance integrated circuit's complexity and on our experience in manufacturing it. In the past, we have experienced difficulties in achieving acceptable yields on some high-performance integrated circuits, which has led to shipment delays. Our overall yields are lower than yields obtained in a mature silicon process because we manufacture a large number of different products in limited volume and our process technology is less developed. We anticipate that many of our current and future products may never be produced in volume.


     Since a majority of our manufacturing costs are relatively fixed, maintaining a number of shippable die per wafer is critical to our operating results. Yield decreases can result in higher unit costs and may lead to reduced gross profit and net income. We use estimated yields for valuing work-in-process inventory. If actual yields are materially different than these estimates, we may need to revalue work-in-process inventory. Consequently, if any of our current or future products experience yield problems, our financial results may be adversely affected.


     Our Business Is Subject to Environmental Regulations

     We are subject to various governmental regulations related to toxic, volatile and other hazardous chemicals used in our manufacturing process. If we fail to comply with these regulations, this failure could result in the imposition of fines or in the suspension or cessation of our operations. Additionally, we may be restricted in our ability to expand operations at our present locations or we may be required to incur significant expenses to comply with these regulations.

     Our Failure to Manage Growth May Adversely Affect Us


     The management of our growth requires qualified personnel, systems and other resources. We have recently established several product design centers worldwide and have acquired Orologic in March 2000, SiTera in May 2000, Exbit in June 2001, completed six other acquisitions since the fall of 1998, and announced our agreement to acquire Versatile Optical Networks in June 2001. We have only limited experience in integrating the operations of acquired businesses. Failure to manage our growth or to successfully integrate new and future facilities or newly acquired businesses could have a material adverse effect on our business and financial results.


     We Are Dependent on Key Personnel

     Due to the specialized nature of our business, our success depends in part upon attracting and retaining the services of qualified managerial and technical personnel. The competition for qualified personnel is intense. The loss of any of our key employees or the failure to hire additional skilled technical personnel could have a material adverse effect on our business and financial results.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the shares. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution" described below.


                              SELLING STOCKHOLDERS


     The selling stockholders listed below acquired the shares pursuant to a Share Purchase Agreement among Vitesse Semiconductor Corporation and Exbit Technology A/S and all of the security holders of Exbit Technology A/S dated April 1, 2001. We completed the acquisition of Exbit Technology A/S and issue the shares listed below in June 2001. The following is a list of individuals who were officers of Exbit Technology A/S prior to the acquisition and are selling stockholders:


               Chief Executive Officer                Ole Christian Andersen

               Vice President, Engineering            Henrik Pallisgaard

               Vice President, Sales & Marketing      Jens Joren Tybo Jensen

               Chief Technological Officer            Jens Peter Tagore-Brage

               Vice President, Intellectual Property  Jan Simonsen


               Chief Financial Officer                Niels Ulrik Ottesen


     The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, the number of our shares that the selling stockholders beneficially own as of such date, the number of our shares owned by selling stockholders that may be offered for sale from time to time by this prospectus, and the number of our shares to be held by such selling stockholder assuming the sale of all of the shares offered hereby. Except as set forth above, the selling stockholders have not held any position or office or had a material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

     We have agreed to keep the registration statement of which this prospectus constitutes a part effective until the first anniversary of the issuance of the shares. We may amend or supplement this prospectus from time to time to update the disclosure hereunder.

                                                                Percent of                    Shares Owned    Percent of
                                                   Shares       Outstanding                      After        Outstanding
                                                 Beneficially  Vitesse Stock                    Closing      Vitesse Stock
Name of Beneficial Owner                         Owned(1)(2)      (1)(3)      Shares Offered     (1)(4)        (1)(3)(4)
------------------------                         ------------  -------------  --------------  ------------   -------------
OCA Holdings ApS                                   811,585           *            234,562         577,023          *
JPTB Holdings ApS                                  608,688           *            175,921         432,767          *
LP Krolner Holding ApS                             495,968           *            143,343         352,625          *
i-data international a-s                         3,212,522          1.7%        1,880,161       1,332,361          *
Preben Knudsen Holding ApS                         338,160           *            197,912         140,248          *
Martin Elhoj Andersen                              130,417           *             37,693          92,724          *
Peter L. Andersen                                   11,272           *              3,257           8,015          *
Henrik Bergendal                                    12,524           *              3,619           8,905          *
Axel Bogdan Bregnsbo                                13,777           *              3,981           9,796          *
Jagd Christensen ApS                                50,160           *             14,497          35,663          *
Morten Jagd Christensen                            100,321           *             28,994          71,327          *
Per Nyeng Christiansen                              11,272           *              3,257           8,015          *


                                       7


                                                                Percent of                    Shares Owned    Percent of
                                                   Shares       Outstanding                      After        Outstanding
                                                 Beneficially  Vitesse Stock                    Closing      Vitesse Stock
Name of Beneficial Owner                         Owned(1)(2)      (1)(3)      Shares Offered     (1)(4)        (1)(3)(4)
------------------------                         ------------  -------------  --------------  ------------   -------------
Canan Cosar                                         11,272           *              3,257           8,015          *
Lars H. Kvisgaard Hansen                            18,787           *              5,429          13,358          *
Tove Hansen                                          1,566           *                452           1,114          *
Kai Harrekilde-Petersen                            150,481           *             43,491         106,990          *
Niels Harthoj                                       11,272           *              3,257           8,015          *
Flemming Jahn                                       11,272           *              3,257           8,015          *
Isac George Jensen                                  11,272           *              3,257           8,015          *
Jens Joren Tybo Jensen                              68,884           *             19,908          48,976          *
Rene Kenneth Josiassen                              13,777           *              3,981           9,796          *
Jorn G. Jorgensen                                      626           *                180             446          *
Inger Koch                                          15,656           *              4,524          11,132          *
Lasse Dam Larsen                                    15,656           *              4,524          11,132          *
Younes Leroul                                       60,193           *             17,397          42,796          *
Jens Carsten Michelsen                             300,963           *             86,983         213,980          *
Richard Mills                                        6,262           *              1,809           4,453          *
Finn Olsen Tram                                     80,257           *             23,195          57,062          *
Niels Ulrik Ottesen                                 40,704           *             11,764          28,940          *
Henrik Pallisgaard                                  72,492           *             20,951          51,541          *
Jan Schionning                                      25,049           *              7,239          17,810          *
Niels Svenningsen                                   18,787           *              5,429          13,358          *
Torkil Olgaard                                      31,311           *              9,049          22,262          *
Alan Houston Boyd                                    3,131           *                904           2,227          *
Kiril Chebotarev                                     3,131           *                904           2,227          *
Thomas Dyhrberg Nielsen                              3,131           *                904           2,227          *
Jesper Knudsen                                      15,656           *              4,524          11,132          *
Lars Haagh                                           1,879           *                542           1,337          *
Christian Lofquist                                   9,393           *              2,714           6,679          *
Dan Christian Raun Jensen                            1,879           *                542           1,337          *
Lars Jensen                                          1,879           *                542           1,337          *
Anders Brandt                                        2,505           *                724           1,781          *
Jakob Niklasson                                      1,879           *                542           1,337          *
Morten Terstrup                                      3,131           *                904           2,227          *
Satbinder Singh Ram                                  1,252           *                361             891          *
Peter Ostergaard Nielsen                             4,697           *              1,357           3,340          *
Jan Simonsen                                         4,697           *              1,357           3,340          *
Martin Bak                                           1,879           *                542           1,337          *
Lars Haagh                                           1,252           *                361             891          *
Flemming Gottsche                                    3,131           *                904           2,227          *
David Cayzer                                         1,879           *                543           1,336          *
Rodger A. Thompson                                   1,252           *                362             890          *
Henrik M. Pedersen                                   2,504           *                723           1,781          *
Michel Sorensen                                      3,131           *                905           2,226          *

                                                 6,836,473          3.7%        3,027,691       3,808,782         2.1%

-------------------
*Represents less than 1% of the outstanding shares of Vitesse common stock.

(1) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right.

(2) For each stockholder listed below, shares listed include shares held in escrow for such stockholder's account pursuant to the Share Purchase Agreement. The number of shares held in escrow on behalf of each selling stockholder that will not be released, if at all, until after we are no longer required to keep this Registration Statement effective is equal to the number of shares set forth opposite each stockholder's name in the column labeled "Shares Owned After Offering". The shares held in escrow will be released to the selling security holders, subject to the satisfaction of certain performance objectives and the absence of claims by Vitesse for indemnification, and such shares are not registered for resale hereon.

(3) Based on the number of shares of Vitesse common stock outstanding as of April 30, 2001.

(4)  Assumes the sale of all shares offered hereby.

                              PLAN OF DISTRIBUTION


     In June, 2001, we acquired Exbit Technology A/S. The registration statement has been filed pursuant to the Share Purchase Agreement and a registration rights agreement to which each of the selling stockholders is a party. We have been advised that certain of the selling stockholders have engaged Lehman Brothers to act as broker in connection with sales of stock hereunder. To our knowledge, the selling stockholders have not entered into any other agreements, arrangements or understandings with any particular brokers or market makers with respect to the shares, nor do we know the identity of any other brokers or market makers which will participate in the offering.


     The shares covered hereby may be offered and sold from time to time by the selling stockholders or contain permitted assignees or transferees. Subject to the registration rights agreement, the selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders plan to sell the shares offered hereby only in brokers' transactions, as defined in Rule 144 promulgated under the Securities Act. In general, brokers' transactions are ones in which the broker merely executes the sell order, receives no more than the customary commission and does not solicit orders to buy the shares. No assurances can be given that the selling stockholders will sell any of the shares subject to this prospectus or that the selling stockholders will not sell such shares in a private transaction or other transaction that is exempt from the registration requirements of the Securities Act. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale. The selling stockholders may also loan or pledge the shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged shares pursuant to this prospectus.

     In offering the shares, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the selling stockholder and the compensation of each broker-dealer may be deemed to be underwriting discounts and commissions.

     Rule 102 of Regulation M prohibits a selling stockholder in a distribution from bidding for or purchasing, directly or indirectly, any of the securities which are the subject to the distribution. Rule 104 under Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

     Pursuant to the terms of the registration rights agreement, the selling stockholders may not sell any of the shares during the period including the last two weeks of each fiscal quarter through and until 24 hours after announcement of that quarter's operating results. The selling stockholders also may not sell at such other times that the officers and directors are restricted from selling in accordance with applicable policies of Vitesse.

     We cannot assure you that the selling stockholders will sell any or all of the shares offered hereby.


                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the shares offered hereby will be passed upon by Davis Polk & Wardwell, Menlo Park, California.


                                    EXPERTS


     The consolidated financial statements and schedule of Vitesse Semiconductor Corporation as of September 30, 2000 and 1999 and for each of the years in the three year period ended September 30, 2000, have been incorporated by reference herein, and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

     The Registrant will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.

SEC registration fee.......................................... $ 24,595
Legal fees and expenses....................................... $ 30,000
Accounting fees and expenses.................................. $ 20,000
Miscellaneous expenses........................................ $    405
                                                               --------
       Total.................................................. $ 75,000

Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's Board of Directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Paragraph 9 of the Registrant's Amended Certificate of Incorporation and Article 6 of the Registrant's Bylaws provide for indemnification of the Registrant's directors and officers to the maximum extent permitted by the Delaware General Corporation Law. The Registrant also maintains, and intends to continue to maintain, insurance for the benefit of its directors and officers to insure such persons against certain liabilities, including liabilities under the Securities laws.

Item 16.  Exhibits.


    2.1 Share Purchase Agreement, dated April 1, 2001, among Vitesse Semiconductor Corporation, Exbit Technology A/S and all of the security holders of Exbit Technology A/S.

    4.1 Registration Rights Agreement, dated April 1, 2001, by and among the Registrant and all of the security holders in Exbit Technology A/S.

    5.1  Opinion of Davis Polk & Wardwell.


    23.1 Consent of KPMG LLP, Independent Accountants.

    23.2 Consent of Counsel (included in Exhibit 5.1).


    24.1 Power of Attorney (previously filed).

Item 17.  Undertakings.

     A.   Undertaking Pursuant to Rule 415

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

     B. Undertaking Regarding Filings Incorporating Subsequent Exchange Act Documents by Reference

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     C.  Undertaking in Respect of Indemnification

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on the Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Camarillo, State of California, on this 8th day of June, 2001.


                                              VITESSE SEMICONDUCTOR CORPORATION


                                              By  /s/ Eugene F. Hovanec
                                                ------------------------------
                                                Name:  Eugene F. Hovanec
                                                Title: Chief Financial Officer



     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on the 8th day of June, 2001 in the capacities indicated.

          Signature                                    Title
          ---------                                    -----

          /s/ Louis R. Tomasetta*        President, Chief Executive Officer, and
---------------------------------------  Director (principal executive officer)
            Louis R. Tomasetta


           /s/ Eugene F. Hovanec         Vice President, Finance and Chief
---------------------------------------  Financial Officer (principal financial
             Eugene F. Hovanec           and accounting officer)


            /s/ James A. Cole*           Director
---------------------------------------
              James A. Cole


           /s/ Pierre R. Lamond*         Chairman of the Board of Directors
---------------------------------------
            Pierre R. Lamond


            /s/ John C. Lewis*           Director
---------------------------------------
               John C. Lewis


              /s/ Alex Daly*             Director
---------------------------------------
                Alex Daly


             /s/ Vincent Chan*           Director
---------------------------------------
               Vincent Chan


*By: /s/ Eugene F. Hovanec
    -----------------------------------
         Eugene F. Hovanec,
         Attorney-in-fact

                               INDEX TO EXHIBITS


    Exhibit
    Number                            Description
    -------                           -----------

    2.1 Share Purchase Agreement, dated April 1, 2001, among Vitesse Semiconductor Corporation, Exbit Technology A/S and all of the security holders of Exbit Technology A/S.

    4.1 Registration Rights Agreement, dated April 1, 2001, by and among the Registrant and all of the security holders in Exbit Technology A/S.

    5.1  Opinion of Davis Polk & Wardwell.

    23.1 Consent of KPMG LLP, Independent Accountants.

    23.2 Consent of Counsel (included in Exhibit 5.1).

    24.1 Power of Attorney (previously filed).